Exhibit (e)(10)

Uroplasty, Inc.

5420 Feltl Road

Minnetonka, MN 55343 USA

TOLL FREE 866 258 2182

FAX 952 426 6199

WWW uroplasty.com

December 30, 2014

Chris Arnold

345 Bayshore Blvd, Unit 1913

Tampa, FL 33606

Dear Chris,

We are pleased to offer you at-will employment as Vice President of Sales- Office and ASC, at Uroplasty, Inc. (“Uroplasty” or “the company”). You will report directly to Darin Hammers, Senior Vice President of Global Sales & Marketing. The terms of your compensation and benefits are as follows:

Compensation Plan:

Your full-time, regular base salary will be $220,000 per year, paid bi-weekly. (i.e., 26 pay checks per year).

Bonus - 30% annual bonus starting FY16 based on revenue growth and mutually agreed upon MBO’s. The bonus is paid within 3 months after the end of the fiscal year. You must be continuously employed with Uroplasty through the bonus payout date to be eligible to receive the bonus.

Subject to board approval, you shall be granted an option to purchase 75,000 shares of the company’s common stock with an exercise price equal to the closing price the day after the expected closing of the merger between Uroplasty, Inc. and Vision Sciences, Inc.

Subject to board approval, you shall be granted a Restricted Stock Award of 20,000 shares of the company’s common stock. These shares will vest in one-third increments on the first, second and third anniversaries of the grant date. The grant date will be the day after the expected closing of the merger between Uroplasty, Inc. and Vision Sciences, Inc.

Severance Payment:

If the company, its successors or assigns, terminates this agreement without cause, the Company or such successors or assigns, shall pay to team member an amount equal to his monthly base salary multiplied by the number of full years of his employment with the Company, provided, however, that the Company shall have no obligation to make such payments if team member breaches any term or provision of the Confidentiality Agreement or is terminated for cause. In no event shall post-termination payments payable pursuant to this paragraph be less than six (6) or greater than twelve (12) months’ salary. Severance payments shall be made monthly after such termination in an amount equal to team members monthly salary until the full amount of severance has been paid, provided, however, that if, and to the extent, that any such payments would constitute non-qualified deferred compensation under Section 409A of the Internal Revenue Code of 1986, as amended, such payments shall be made in lump sum.

Benefits Plan:

Group medical, dental insurance are available. Uroplasty currently provides and pays for short term and long-term disability and life insurance. We also offer optional Voluntary Life Coverage. All which is effective the first of the month following your date of hire.

Sick leave – 2 hours accrued each pay period for a total of 6 1/2 days per year (sick leave may also be used to care for a sick child or for medical or dental appointments).

Vacation earned at the rate of three weeks per year, accrued bi-weekly.

Uroplasty observes ten paid holidays per year as detailed in the Team Member Handbook

401(k) Retirement Savings Plan. Eligible first of the month following 30 days of Employment.

Your first day of employment will be January 19, 2015. Before your first day of employment with Uroplasty, as a condition of beginning your employment with Uroplasty, you are required to sign our standard confidentiality, inventions, non-compete and non-solicitation agreement (the “Employee Agreement “). The Employee Agreement contains a one-year non-completed and one year non-solicitation provision among other restrictive covenants. A copy of this agreement is enclosed for your review and signature. Your offer of employment with Uroplasty, Inc. is also contingent upon the successful completion of the background check and drug screen test as permitted by law. Details will be sent via separate email with instructions for completion.

Notwithstanding your agreeing to sign the Employee Agreement for which certain terms survive the termination of your employment, your employment with Uroplasty remains at-will. This means that you have the right to terminate your employment at any time, for any reason, with or without advance notice. Similarly, Uroplasty has the right to terminate your employment any time, for any lawful reason, with or without cause, and with or without advance notice.

If your Uroplasty employment terminates for any reason, all compensation and benefits will cease upon the termination of your employment, unless otherwise required by law or as otherwise stated in this offer letter. Additionally, Uroplasty reserves the right unilaterally to increase, amend, reduce, or otherwise modify the compensation plan and benefits described above.

From time to time, Uroplasty may, but is not obligated to, provide you with a team member handbook, disciplinary counseling, or appraisals of your performance. Nothing in such materials may alter your at-will employment relationship with Uroplasty. The terms of this letter supersede any written or verbal representations to the contrary. Any alterations of this letter must be in writing and signed by you and an authorized representative of Uroplasty. Nothing in this letter is intended to create a contract of employment between you and Uroplasty, Inc.

We are pleased with the prospect of your joining us, and look forward to your contributions to our growing medical products company. Please acknowledge by signing below that you have read, understand and agree to be bound by the terms of this letter.

Sincerely,

UROPLASTY, INC.

/s/ Darin Hammers		Date: 12/30/14
By:	Darin Hammers
Sr. VP of Global Sales & Marketing

* * * * * * * * * * * * * * * * * * * *

By signing below, I accept Uroplasty’s offer of at-will employment, for an indefinite duration, according to the terms described above.

Team Member:	/s/ Chris Arnold	Date:	12/31/14
Chris Arnold